

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2020

Lindsay A. Rosenwald, M.D.
Executive Chairman, Chief Executive Officer and President
Fortress Biotech, Inc.
2 Gansevoort Street, 9th Floor
New York, New York 10014

      Re: Fortress Biotech, Inc.
          Registration Statement on Form S-3
          Filed May 18, 2020
          File No. 333-238327

Dear Dr. Rosenwald:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Mark McElreath, Esq.